Exhibit (a)(1)(D)

RIVIERA RESOURCES, INC.

Offer to Purchase for Cash

up to 4,545,454 Shares of its Common Stock

at a Purchase Price of $22.00 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT

11:59 P.M., NEW YORK CITY TIME, ON TUESDAY, OCTOBER 23, 2018

UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION TIME”).

September 25, 2018

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed by Riviera Resources, Inc., a Delaware corporation (the “Company”), to act as Information Agent in connection with the Company’s offer to purchase for cash up to 4,545,454 shares of its common stock, par value $0.01 per share (the “shares”), at a price of $22.00 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 2018 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee.

For your information, and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase, dated September 25, 2018;

2.	Letter of Transmittal (including the Form W-9), for your use in accepting the Offer and tendering shares of, and for the information of, your clients;

3.

A form of letter that may be sent to your clients for whose accounts you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4.

Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer if certificates representing your clients’ shares are not immediately available or cannot be delivered to you to be further delivered to the Depositary prior to the Expiration Time (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary prior to the Expiration Time; and

5.	Return envelope addressed to American Stock Transfer & Trust Company, LLC, as the Depositary.

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to a number of terms and conditions. See Section 7 of the Offer to Purchase. Please see Section 14 of the Offer to Purchase for a summary of material United States federal income tax consequences to stockholders of an exchange of shares for cash pursuant to the Offer, including with respect to withholding requirements.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 11:59 p.m., New York City time, on Tuesday, October 23, 2018, unless the Offer is extended or terminated. Under no circumstances will interest be paid on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

For shares to be tendered validly pursuant to the Offer:

•

the certificates for the shares, or confirmation of receipt of the shares pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an agent’s message (as defined in the Letter of Transmittal) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Time by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

•

the tendering stockholder must, prior to the Expiration Time, comply with the guaranteed delivery procedures set forth in the Offer to Purchase and thereafter timely deliver the shares subject to such notice of guaranteed delivery in accordance with such procedures.

Although the Company’s Board of Directors has authorized the Offer, none of the Board of Directors, the Company, the Dealer Manager, the Information Agent or the Depositary, or any of our or their affiliates, has made, and they are not making, any recommendation to your clients as to whether they should tender or refrain from tendering their shares. The Company has not authorized any person to make any such recommendation. Your clients must make their own decision as to whether to tender their shares and, if so, how many shares to tender. In doing so, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal, including the purpose and effects of the Offer. See Section 2 of the Offer to Purchase. Your clients are urged to discuss their decision with their own tax advisors, financial advisors and/or brokers.

The Company’s directors, executive officers and affiliates are entitled to participate in the Offer on the same basis as all other stockholders. However, all of the Company’s directors and executive officers have informed the Company that they will not tender any shares that they beneficially own in the Offer. In addition, certain funds affiliated with Fir Tree Capital Management LP, Elliott Associates, L.P., York Capital Management, L.P. and P. Schoenfeld Asset Management LP, which are affiliated with certain members of the Company’s Board of Directors (the “Affiliated Holders”), have informed the Company that they also will not tender shares that they beneficially own in the Offer. The Affiliated Holders collectively beneficially owned 41,382,405 shares, or approximately 55% of the issued and outstanding common stock as of September 24, 2018.

The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, payable on the transfer to it of shares purchased pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5 of the Offer to Purchase).

The Offer is not being made to, nor will tenders be accepted from or on behalf of, stockholders in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. If the Company becomes aware of any such jurisdiction where the making of the Offer or the acceptance of shares pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the stockholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on the Company’s behalf by the Information Agent or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

                                                         Very truly yours,

                                                                   D.F. King & Co., Inc.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager, and requests for additional copies of the enclosed materials may be directed to the Information Agent, at the telephone numbers and addresses listed below.

The Information Agent for the Offer is:

D. F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Email: rvra@dfking.com

Stockholders may call toll free: (800) 249-7140

Banks and Brokers may call collect: (212) 269-5550

The Dealer Manager for the Offer is:

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

Banks, Brokers and Stockholders

Call U.S. Toll-Free: (855) 483-0952

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Manager, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.